January 9, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Endurance International Group Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-36131

Dear Mr. Gilmore:

Endurance International Group Holdings, Inc. (“Endurance” or the “Company”) submits this letter in response to the comment regarding the above referenced filing contained in a letter dated December 31, 2014 from Patrick Gilmore, Accounting Branch Chief of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Hari Ravichandran, Chief Executive Officer of the Company. For your reference, the Staff’s comment is reproduced in italics and our response is set forth below such comment in standard type.

Comment:

Item 6. Selected Consolidated Financial Data

Non-GAAP Financial Measures and Key Metrics

Free Cash Flow, page 54

1.	We note you have added back dividend-related payments, transaction expenses and charges, and integration and restructuring expenses to arrive at your non-GAAP financial measure, “free cash flow.” Please note that since these charges require cash settlement, the exclusion of these charges is not appropriate. Please revise this non-GAAP financial measure accordingly. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Response:

The Company’s management uses free cash flow (“FCF”) and unlevered free cash flow (“UFCF”), among other non-GAAP measures, to evaluate the operating and financial

10 Corporate Drive, Suite 300, Burlington, MA 01803 t: 781-852-3200 f: 781-272-2918 www.enduranceinternational.com performance of the Company’s business, identify trends affecting the Company’s business, develop projections and make strategic business decisions. The Company presents FCF and UFCF in its Forms 10-Q and 10-K filed with the Commission and in its earnings releases, investor conference calls and other investor communications in which financial and operating results are presented.

The Company presents UFCF because it believes that UFCF is a useful indicator of its operating performance. The Company presents FCF because it believes FCF provides investors with an additional indicator of the Company’s ability to generate positive cash flows after meeting its interest obligations on outstanding indebtedness.

The Company acknowledges the staff’s position as to the application of Item 10(e)(1)(ii)(A) of Regulation S-K to non-GAAP liquidity measures in reports filed with the Commission. The Company will remove FCF and UFCF from its future reports on Forms 10-Q and 10-K filed with the Commission.

* * * * *

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please do not hesitate to call me at (781) 852-3299.

Very truly yours,

/s/ Tivanka Ellawala

Chief Financial Officer

cc:	Hari Ravichandran

David C. Bryson, Esq.

Lara F. Mataac, Esq.

David A. Westenberg, Esq.

Jason L. Kropp, Esq.